               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 5
                               to
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                   PERSONNEL MANAGEMENT, INC.
                        (Name of Issuer)

                   Common Stock, No Par Value
                 (Title of Class of Securities)

                           71534B-10-1
                         (CUSIP Number)

Don R. Taylor                      Mark B. Barnes
Personnel Management, Inc.         Leagre & Barnes
1499 Windhorst Way, Ste. 100       9100 Keystone Crossing
Greenwood, IN  46143               Suite 800
                                   Indianapolis, IN  46240

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 16, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 71534B-10-1

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Don R. Taylor

2     Check the Appropriate Box if a Member
        of a Group                                       (a) [X]
                                                         (b) [ ]

3     SEC Use Only

4     Source of Funds*

      WC

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                          7     Sole Voting Power
SHARES
BENEFICIALLY                             596,805
OWNED BY
EACH                               8     Shared Voting Power
REPORTING
PERSON WITH                              0

                                   9     Sole Dispositive Power

                                         596,805

                                   10    Shared Dispositive Power

                                         0


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      596,805

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                               [ ]

13    Percent of Class Represented by Amount in Row (11)
      29.5%

14    Type of Reporting Person*

      IN

                          SCHEDULE 13D

CUSIP No. 71534B-10-1

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Elizabeth McFarland

2     Check the Appropriate Box if a Member
        of a Group                                       (a) [X]
                                                         (b) [ ]

3     SEC Use Only

4     Source of Funds*

      WC

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                          7     Sole Voting Power
SHARES
BENEFICIALLY                             31,187
OWNED BY
EACH                               8     Shared Voting Power
REPORTING
PERSON WITH                              0

                                   9     Sole Dispositive Power

                                         31,187

                                   10    Shared Dispositive Power

                                         0


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      38,949

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                               [ ]

13    Percent of Class Represented by Amount in Row (11)
      1.9%

14    Type of Reporting Person*

      IN

                          SCHEDULE 13D

CUSIP No. 71534B-10-1

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      James E. Burnette

2     Check the Appropriate Box if a Member
        of a Group                                       (a) [X]
                                                         (b) [ ]

3     SEC Use Only

4     Source of Funds*

      WC

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                          7     Sole Voting Power
SHARES
BENEFICIALLY                             0
OWNED BY
EACH                               8     Shared Voting Power
REPORTING
PERSON WITH                              0

                                   9     Sole Dispositive Power

                                         0

                                   10    Shared Dispositive Power

                                         0


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      29,069

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                               [ ]

13    Percent of Class Represented by Amount in Row (11)
      1.4%

14    Type of Reporting Person*

      IN

                          SCHEDULE 13D

CUSIP No. 71534B-10-1

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Carolyn S. Taylor

2     Check the Appropriate Box if a Member
        of a Group                                       (a) [X]
                                                         (b) [ ]

3     SEC Use Only

4     Source of Funds*

      WC

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                          7     Sole Voting Power
SHARES
BENEFICIALLY                             300,990
OWNED BY
EACH                               8     Shared Voting Power
REPORTING
PERSON WITH                              0

                                   9     Sole Dispositive Power

                                         284,656

                                   10    Shared Dispositive Power

                                         16,334


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      300,990

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                               [ ]

13    Percent of Class Represented by Amount in Row (11)
      14.9%

14    Type of Reporting Person*

      IN

                         AMENDMENT NO. 5
                               to
                          SCHEDULE 13D


ITEM 1.     SECURITY AND ISSUER.
      This Statement relates to the common stock, no par value per share (the "Common Stock), of Personnel
Management, Inc., an Indiana corporation (the
"Issuer"). The address of the Issuer's principal office is 1499 Windhorst Way, Suite 100, Greenwood,
Indiana 46143.  This Amendment No. 5 restates as of
June 10, 1996 the original Statement dated January 26,
1994, as amended by each of the four previous
Amendments, and further amends the Statement to report certain transactions that have resulted as of May 16, 1996 in a material decrease in the percentage of the Issuer's Common Stock beneficially owned by the Group.

ITEM 2.     IDENTITY AND BACKGROUND.

      This Statement is filed on behalf of a group consisting of certain of the parties to a Stockholders
Agreement dated November 19, 1993, namely Don R.
Taylor, Elizabeth McFarland, Carolyn S. Taylor and
James E. Burnette (the "Group").  Mr. Taylor is
President, Chief Executive Officer and a Director of the Issuer and Ms. McFarland is Vice President of
Operations and a Director of the Issuer, and their business address is the address reported in Item 1 which is incorporated herein by reference. Ms. Taylor is employed as a real estate agent with Century 21 at the Crossing, Suite 100, 9100 Keystone Crossing,
Indianapolis, Indiana 46240. Mr. Burnette is self-employed as a business consultant. Mr. Burnette's business address is 6923 Brookville Road, Indianapolis,
Indiana.

      In addition to constituting a filing by the Group, this Statement is filed on behalf of (a) Mr. Taylor, individually; and (b) Ms. Taylor, individually, each of whom beneficially owned separately more than five percent of the Issuer's outstanding Common Stock as of the date of this Amendment No. 5.

      At times herein, the members of the Group are referred to collectively as the "Reporting Persons."

      Each of the Reporting Persons is a citizen of the United States of America.

      During the last five years, none of the Reporting
Persons has been convicted in any criminal proceeding
(excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER
            CONSIDERATION.

      This Amendment No. 5 is not filed in connection with any acquisitions of shares of Common Stock of the Issuer and this Item 3 is therefore inapplicable.

ITEM 4.     PURPOSE OF TRANSACTION.

      Except as otherwise noted in Item 6 below, and except for the expectations (a) that each of the Reporting Persons may from time to time purchase and/or sell the Issuer's Common Stock (depending upon market conditions, availability or need for funds, and other factors personal to each Reporting Person), and (b) that Ms. Taylor may from time to time continue to sell shares of the Issuer's Common Stock in amounts limited by the maximums that she is permitted to sell by the Stockholders Agreement (which is 48,796 shares during each of the 12-month periods ending February 1, 1997 and February 1, 1998) and Rule 144, none of the Reporting Persons has any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than in connection with the Issuer's publicly-disclosed plan to acquire other temporary personnel companies;
      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;
      (e)   Any material change in the present
            capitalization or dividend policy of the Issuer;
      (f) Any other material change in the Issuer's business or corporate structure;
      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
      (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)(b)     The beneficial ownership of the Issuer's
Common Stock as of June 10, 1996 of each of the Reporting Persons is set forth in the table below.
Each of the Reporting Persons has sole voting and dispositive power with respect to the shares indicated in the table below, except as indicated in the footnotes.

Name of Reporting       Number of Shares
     Person            Beneficially Owned      Percentage*
Don R. Taylor           596,805                29.5%

Elizabeth McFarland     38,949(1)              1.9%

James E. Burnette       29,069(2)              1.4%

Carolyn S. Taylor       300,990(3)             14.9%

Mr. Taylor, Ms.
McFarland, Mr. Burnette,
and Ms. Taylor as a
group                   965,813(1)(2)(3)       47.0%

      * Percentages are calculated in accordance with Rule 13d-3(d)(1) and reflect 2,020,156 outstanding shares.

(1) Includes 7,762 shares that Ms. McFarland has the right to acquire under stock options granted to her under the Issuer's Stock Option Plan, as adopted in February 1993 and amended in December
      1993 (the "1993 Plan"). Does not include stock options under the 1993 Plan for an additional
      7,762 shares that Ms. McFarland is obligated to transfer to her former spouse pursuant to a qualified domestic relations order dated May 16, 1996.

(2) Mr. Burnette has the right to acquire these 29,069 shares under stock options granted to him under the 1993 Plan, all of which are presently exercisable.

(3) Includes up to 16,334 shares that Ms. Taylor is obligated to sell at $9.27 per share under the Representative's Warrants granted by her to David
      A. Noyes & Company.  See Item 6.

      (c)  There have been no transactions in the Common
Stock of the Issuer during the sixty days preceding May
16, 1996 (or since that time) by any of the Reporting
Persons except (i) pursuant to a qualified domestic relations order dated May 16, 1996, Ms. McFarland has transferred (or is obligated to transfer) to her former spouse, Lawrence P. McFarland, 12,986 shares of Common
Stock of the Issuer and stock options granted to Ms.
McFarland under the 1993 Plan to acquire 7,762 shares of Common Stock, (ii) on or before April 10, 1996, Ms.
Taylor sold 5,201 shares of Common Stock through her broker pursuant to Rule 144 at an average price per share of $7.75; and (iii) on or before May 21,

1996, Ms. Taylor sold 10,000 shares of Common Stock through her broker pursuant to Rule 144 at an average price per share of $8.6875.

      (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF
            THE ISSUER.

      The Issuer and the Reporting Persons (who owned substantially all of the Common Stock outstanding immediately prior to the Issuer's initial public offering ("IPO")) entered into a Stockholders Agreement dated November 19, 1993 (the "Stockholders Agreement").
The Stockholders Agreement contains certain restrictions with respect to the transferability of Common Stock by the parties, registration rights granted by the Issuer with respect to certain shares, and voting arrangements.

      Pursuant to the terms of the Stockholders
Agreement, holders of Common Stock who are subject to the Stockholders Agreement (a "Holder") may not transfer Common Stock beneficially owned by such Holder unless such transfer is (i) to certain permitted transferees (related persons or affiliated entities) of such Holder, (ii) pursuant to a public offering approved by the Board of Directors of the Issuer or otherwise required by the Stockholders Agreement, (iii) by Ms. Taylor (or her permitted transferees) subsequent to her (or their) death or disability or pursuant to the Warrant granted to Noyes under the Underwriting
Agreement, (iv) by a "Management Investor" (i.e., Mr.
Taylor, Mr. Burnette and Ms. McFarland) or an "Other
Investor" (i.e., a Holder who is an employee of the Issuer or a related person or affiliated entity) or his or her permitted transferee subsequent to his or her death or termination of employment for certain reasons,
(v) by a Management Investor, Other Investor or Ms.
Taylor or their permitted transferees pursuant to Rule
144 under the Securities Act, (vi) to a pension, profit sharing or stock bonus plan (including an employee stock ownership plan) sponsored or contributed to by the Issuer, or (vii) to any person that the Board of

Directors, by unanimous vote, approves. Certain of these transfers may only be made if the transferees agree to subject the acquired shares to these transfer restrictions.

      The Issuer is required by the Stockholders
Agreement (subject to certain limitations) to register the Holders' Common Stock for sale under the Securities
Act of 1933, as amended (the "Act") in connection with certain other registrations by the Issuer of Common
Stock (so-called "piggyback registration rights").  The
Stockholders Agreement contains customary terms and provisions with respect to, among other things, registration procedures and indemnification in connection with the registration and sale of Common
Stock pursuant to the Stockholders Agreement. These registration rights terminate April 1, 1999, or earlier in the event that Ms. Taylor and her permitted transferees cease to own at least ten percent of the outstanding Common Stock of the Issuer prior to April
1, 1999.

      The Stockholders Agreement also contains an agreement of the Holders with respect to the composition of the Board of Directors of the Issuer.

The Stockholders Agreement provides that the Management
Investors (acting by the vote of a majority of the shares then held by the Management Investors) may designate a slate of nominees in connection with any election of Directors (which may or may not be identical to the slate nominated by the Board of Directors) and requires that each Holder vote his or her shares of Common Stock and use such Holder's best efforts to take all actions necessary (including action as a Director of the Issuer subject to fiduciary duties) to effectuate the election of the slate of nominees designated by the Management Investors.
Because Mr. Taylor holds a majority of the shares held by the Management Investors and is likely to continue to do so for the foreseeable future, and because the Holders presently have sole voting power over approximately 46% of the Issuer's outstanding Common
Stock, Mr. Taylor will likely control the composition of the Board of Directors for the foreseeable future.

      Pursuant to the Stockholders Agreement, Ms. Taylor has also agreed that, for a period of three years after the consummation of the IPO (February 2, 1994), without the approval of a majority of the Board of Directors, she (and her permitted transferees) will not, nor will she (or they) permit her (or their) affiliates to, (i) acquire any Common Stock that would cause their ownership of Common Stock to exceed their respective percentages of ownership on the date of consummation of the IPO after giving effect to the closing of the IPO,
(ii) participate in any solicitation of proxies with respect to the Issuer, (iii) make any public announcement or proposal with respect to a merger, consolidation, sale or transfer of assets or other extraordinary corporate transaction involving the
Issuer, (iv) form, join or participate in any "group" within the meaning of Section 13(d)(3) of the Exchange
Act with respect to the ownership or acquisition of the Common Stock, (v) subject any shares of Common Stock of the Issuer to any arrangement or agreement with respect to the voting of such shares (other than the Stockholders Agreement), (vi) execute any proxy with respect to the Issuer (except as permitted in the Stockholders Agreement), (vii) sell shares of Common
Stock to any person or group of persons who has filed a statement with the Securities and Exchange Commission reporting beneficial ownership of more than five percent of the Issuer's outstanding Common Stock, or

(viii) sell to any person or affiliated group shares representing more than five percent of the then outstanding shares of Common Stock.

      Except for the provisions regarding registration rights and the provisions applicable to Ms. Taylor summarized in the immediately preceding paragraph
(which expire as described above), the Stockholders
Agreement terminates on April 1, 1999, or earlier (but not earlier than April 1, 1997) in the event Ms. Taylor and her permitted transferees cease to own at least ten percent of the outstanding Common Stock of the Issuer.

      Ms. Taylor granted to David A. Noyes & Company, the lead underwriter of the IPO, warrants to purchase an aggregate of 16,334 of her shares (as adjusted for a subsequent stock dividend) of common stock of the Issuer (the "Representative's Warrants") which are exercisable for 48 months beginning January 26, 1995 at an adjusted exercise price equal to $9.27 per share.
The Representative's Warrants provide for adjustment of the exercise price and the number and type of securities issuable upon exercise if certain events occur, including the issuance of any Common Stock or other securities convertible into or exercisable for

Common Stock, or if any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction occurs. The
Representative's Warrants provide for certain registration rights for the securities issuable upon the exercise of the Representative's Warrants.

      In connection with the IPO, Mr. Taylor agreed that he would not, without the prior written consent of the Representatives, sell or otherwise dispose of any of his shares of Common Stock prior to January 26, 1995
(one year following the offering) and agreed to sell no more than 10% of his shares in each of the second through fourth years subsequent to the offering. Ms.
Taylor also agreed with the underwriters not to sell, without the prior written consent of the Representatives, any of her shares of Common Stock, other than pursuant to the over-allotment option, for one year following the offering and agreed to sell no more than 10% of her shares in each of the following second through fourth years subsequent to this offering, except for shares sold pursuant to the Representative's Warrants. These restrictions do not apply, however, to sales that may be made by Mr. Taylor or Ms. Taylor (or both of them) pursuant to a secondary public offering approved by the Board of Directors of the Issuer or piggyback registration rights as provided in the Stockholders Agreement, or to bona fide gifts or private transactions permitted by the Shareholders
Agreement where the donee or transferee agrees in writing to be bound by the same restrictions on the offering, sale or disposition of Common Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A --     Agreements Pursuant to Regulation Section

                       240.13d-1(f) (filed with the
                       original Statement dated January
                       26, 1994).

      Exhibit B --     Power of Attorney and Agency (filed
                       with the original Statement dated
                       January 26, 1994).

      Exhibit C --     Stockholders Agreement dated
                       November 19, 1993.  The copy of
                       this exhibit filed as Exhibit 10.27
                       to the Issuer's Registration
                       Statement on Form SB-2 filed
                       December 13, 1993 (as amended) (No.
                       33-72872C) is incorporated herein
                       by reference.

      Exhibit D --     Form of Tax Indemnification
                       Agreement.  The copy of this
                       exhibit filed as Exhibit 10.11 to
                       the Issuer's Registration Statement
                       on Form SB-2 filed December 13,
                       1993 (as amended) (No. 33-72872C)
                       is incorporated herein by
                       reference.

      Exhibit E --     Form of Warrant granted by Ms.
                       Taylor to Noyes.  The copy of this
                       exhibit filed as Exhibit 10.9 to
                       the Issuer's Registration Statement
                       on Form SB-2 filed December 13,
                       1993 (as amended) (No. 33-72872C)
                       is incorporated herein by
                       reference.

      Exhibit F --     Form of Underwriting Agreement
                       among the Issuer, the
                       Representatives, and Ms. Taylor.
                       The copy of this exhibit filed as
                       Exhibit 1.1 to the Issuer's
                       Registration Statement on Form SB-2
                       filed December 13, 1993 (as
                       amended) (No. 33-72872C) is
                       incorporated herein by reference.

      Exhibit G --     Incentive Stock Option Agreement
                       between the Issuer and Ms.
                       McFarland dated February 28, 1993.
                       The copy of this exhibit filed as
                       Exhibit 10.6 to the Issuer's
                       Registration Statement on Form SB-2
                       filed December 13, 1993 (as
                       amended) (No. 33-72872C) is
                       incorporated herein by reference.

      Exhibit H --     Stock Option Agreement between the
                       Issuer and Mr. Burnette dated
                       December 3, 1993.  The copy of this
                       exhibit filed as Exhibit 10.7 to
                       the Issuer's Registration Statement
                       on Form SB-2 filed December 13,
                       1993 (as amended) (No. 33-72872C)
                       is incorporated herein by
                       reference.

      Exhibit I --     Stock Option Agreement between the
                       Issuer and Ms. McFarland dated
                       December 3, 1993.  The copy of this
                       exhibit filed as Exhibit 10.8 to
                       the Issuer's Registration Statement
                       on Form SB-2 filed December 13,
                       1993 (as amended) (No. 33-72872C)
                       is incorporated herein by
                       reference.

      Exhibit J --     Personnel Management, Inc.  Amended
                       and Restated 1993 Stock Option
                       Plan.  The copy of this exhibit
                       filed as Exhibit 10.4 to the
                       Issuer's Registration Statement on
                       Form SB-2 filed December 13, 1993
                       (as amended) (No. 33-72872C) is
                       incorporated herein by reference.

      Exhibit K  --    Form of letter dated June 28, 1995
                       from the Issuer, Don R. Taylor,
                       Elizabeth McFarland, and James E.
                       Burnette to the "Other Investors"
                       described by Stockholders Agreement
                       (filed with Amendment No. 2 to this
                       Statement dated July 6, 1995).

                            SIGNATURE
      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned severally hereby certifies that the information set forth in this statement is true, complete and correct as of June 10, 1996.

                             /s/ Don R. Taylor
                             Don R. Taylor


                             /s/ Elizabeth McFarland
                             Elizabeth McFarland


                             /s/ Carolyn S. Taylor
                             Carolyn S. Taylor


                             /s/ James E. Burnette
                             James E. Burnette